EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS MARCH 2004 PERFORMANCE

HOUSTON, April. 1, 2004 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in March 2004 for its Continental Express operating fleet.

During the month, ExpressJet flew 584.9 million revenue passenger miles (RPMs), up 39.4 percent versus March 2003, and increased available seat miles (ASMs) by 32.0 percent compared with March 2003. ExpressJet's March load factor was 67.7 percent, a 3.5 point improvement over March 2003. The company flew 60,722 block hours, compared with 46,853 block hours in March 2003, and operated 34,041 departures, versus 28,932 departures in March 2003.

Also in March, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 98.6 percent. In March 2003, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 97.9 percent.

During the month, ExpressJet accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 229 jets. The company announced two additional destinations from Newark Liberty International Airport - St. John's, Newfoundland and Little Rock, Ark. - beginning in June 2004. ExpressJet also announced plans to begin serving Myrtle Beach, S.C. in June 2004 and Birmingham, Ala. in July 2004 from Cleveland's Hopkins International Airport.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately130 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines. ExpressJet Airlines employs approximately 6,100 people and is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

March	2004	2003	Change	
Revenue Passenger Miles (000)	584,882	419,559	39.4	Percent
Available Seat Miles (000)	863,389	653,881	32.0	Percent
Passenger Load Factor	67.7 Percent	64.2 Percent	3.5	Points
Block Hours	60,722	46,853	29.6	Percent
Departures	34,041	28,932	17.7	Percent

YEAR-TO-DATE	2004	2003	Change	
Revenue Passenger Miles (000)	1,541,546	1,078,388	42.9	Percent
Available Seat Miles (000)	2,401,010	1,767,307	35.9	Percent
Passenger Load Factor	64.2 Percent	61.0 Percent	3.2	Points
Block Hours	169,097	128,804	31.3	Percent
Departures	95,301	79,648	19.7	Percent

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